-------
 FORM 4                          U.S. SECURITIES AND EXCHANGE COMMISSION
-------                                   Washington, DC 20549
/ /Check Box if no longer
   subject to Section 16.      STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
   Form 4 or Form 5
   obligations may continue.
   See Instruction 1(b)

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

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

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
1.  Name and Address of Reporting   2. Issuer Name and Ticker or                  6.  Relationship of Reporting
    Person*                            Trading Symbol                                 Person to Issuer
                                                                                      (Check all applicable)
  Salkind, Carole                      NCT Group, Inc.  (NCTI)
--------------------------------------------------------------------------------   ___  Director             X   10% owner
(Last)     (First)     (Middle)     3. IRS Identification    4. Statement for
                                       Number of Reporting      Month/Year         ___  Officer             ___  Other
c/o Sills Cummis Zuckerman et Al       Person, if an Entity     May 2001               (Give title below)         (specify below)
One Riber Front Plaza                  (Voluntary)           -----------------------------------------------------------------------
------------------------------------                         5. If Amendment      7.  Individual or Joint/Group Filing
          (street)                                              Date of Original            (Check applicable line)
                                                                (Month/Year)
Newark,    NJ       07102                                                           ___ Form Filed by one Reporting Person
--------------------------------------------------------------------------------    ___ Form Filed by more than one Reporting Person
(City)   (State)   (Zip)
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                Table 1 - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1. Title of Security    2.Transaction   3.Transaction   4.Securities Acquired     5.Amount of     6.Ownership      7.Nature
   (Instr. 3)             Date (Month/    Code            (A) or Disposed of (D)    Securities      Form:            Ownership of
                          Day/Year)       (Instr. 8)      (Instr. 3, 4, and 5)      Beneficially    Direct (D)       Indirect
                                                                                    Owned at End    or               Beneficial
                                                                                    of Month        Indirect (I)     Ownership
                                                                                    (Instr. 3       (Instr. 4)       (Instr. 4)
                                                                                     and 4)
                                         ---------------------------------------
                                          Code     V     Amount   (A) or  Price
                                                                  (D)
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Common Stock                5/18/01        C           4,303,425    A     $0.13    14,708,818            D                 -
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*  If the form is filed by more than one Reporting Person, see Instruction 4(b)(v).
   Reminder:  Report on a separate line for each class of securities beneficially owned
   directly or indirectly.                                                                                                  (Over)

                                                       (Print or Type Responses)
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
FORM 4 (continued)

    Table II - Derivative Securities Acquired, Disposed of, or Benefically Owned
           (e.g., puts, calls, warrants, options, convertible securities)
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

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
1.Title of  2.Conver- 3.Trans- 4.Trans-  5.Number of    6.Date       7.Title and  8.Price of 9.Number of  10.Ownership  11.Nature
  Derivative  sion      action   action    Derivative     Exercisable  Amount of    Deriv-     Derivative    of            of
  Security    or        Date     Code      Securities     and          Underlying   ative      Securitries   Derivative    Indirect
  (Instr. 3)  Exercise  (Month/ (Instr.8)  Acquired (A)   Expiration   Securities   Security   Benefi-       Security:     Benefi-
              Price of  Day/               or Disposed    Date         (Instr. 3    (Instr.5)  cially        Direct (D)    cial
              Deriv-    Year)              of (D)         (Month/      and 4)                  Owned         or Indirect   Owner-
              ative                        (Instr. 3,     Day/                                 at End of     (I)           ship
              Security                     4, and 5)      Year)                                Month         (Instr. 4)    (Instr.4)
                                                        -------------------------------        (Instr.4)
                               -----------              Date    Expir-       Amount
                                Code   V   ------------ Exer-   ation        or Number
                                           (A)     (D)  cisable Date  Title  of Shares
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NCT Group, Inc. $0.13  5/18/01   C     -    -   $559,445  -      -    Common  $ 559,445   -    33,889,782          D           -
Secured                                            (d)                 Stock                    (a)
Convertible
Note
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NCT Group, Inc. $0.13  5/14/01   P     - $1,361,615    9/14/01 9/14/01 Common $1,361,615  (c)  33,889,782          D           -
Secured                                                                Stock                    (a)
Convertible
Note
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NCT Group, Inc. $0.13  5/14/01   P     -    500,000  - 5/14/01 5/14/06 Common   500,000 $0.13   2,880,952          D           -
Warrants                                                               Stock                     (b)
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NCT Group, Inc. $0.17  5/14/01   K     -          $1,361,615 -     -   Common $1,361,615   -   33,889,782          D           -
Secured                                                                Stock                    (a)
Convertible
Note
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Explanation of Responses:

(a) Assumes conversion into NCT Common Stock on May 18, 2001 at $0.129 per Share in accordance with the terms of the Secured Convertible Notes, as Amended. In no event may such converstion price be less than $0.12 per share or greater than $0.17.

(b) Assumes conversion into NCT common stock on May 18, 2001 of (1) $500,000 worth of common stock at $0.21 per share and (2) 500,000 shares of common stock in accordance with the terms of two Warrants issued, respectively.

(c) Received in exchange for the surrender of the January 26, 1999 Secured Convertible Note on May 14, 2001.

(d) Conversion amount includes $500,000 face value of secured convertible note, $50,000 premium due to repayment default on secured convertible note and $9,445 of accrued interest on same secured convertible note.

**Intentional misstatements or omissions of facts constitute Federal
  Criminal Violations.                                                             /s/CAROLE SALKIND                   June 11, 2001
                                                                                   --------------------------------   --------------
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                          **Signature of Reporting Person        Date

Note.  File three copies of this form, one of which must be manually signed.
If space provided is insufficient, see Instruction 6 for
procedure.
                                                                                                                           Page 2
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